                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-57853

PROSPECTUS
                            ------------------------

                                1,829,300 SHARES

                      LEXINGTON CORPORATE PROPERTIES TRUST

                                 COMMON SHARES
                            ------------------------

     Lexington Corporate Properties Trust (the "Company") is a self-managed and self-administered real estate investment trust that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. The Company currently owns controlling interests in 59 properties and minority interests in two additional properties (the "Properties," and each a "Property"). The Properties are located in 28 states, have approximately 8.8 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $62.9 million in annual net effective rent. In addition, the Company has entered into agreements to purchase an additional three properties for an aggregate consideration of approximately $64.8 million, all of which are build-to-suit properties currently under construction.

     This Prospectus relates to the possible issuance by the Company of up to 1,829,300 common shares (the "Redemption Shares") of beneficial interest, par value $.0001 per share (the "Common Shares"), of the Company if, and to the extent that, holders of up to 1,829,300 units of limited partnership interest (the "Units") in Lepercq Corporate Income Fund, L.P. ("LCIF" or the "Operating Partnership") (of which Lex GP-1, Inc. ("Lex GP-1") a Delaware corporation and a direct wholly-owned subsidiary of the Company, is the sole general partner and of which the Company owns a controlling limited partner interest through Lex LP-1, Inc. ("Lex LP-1") a Delaware corporation and a direct wholly-owned subsidiary of the Company) tender such Units for redemption.

     The Unit holders and any agents, dealers or underwriters that participate with the Unit holders in the distribution of the Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by such agents, dealers or underwriters and any profit on the resale of the Redemption Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Unit holders.

     The Company will not receive any of the proceeds from the issuance of the Redemption Shares but has agreed to bear certain expenses of registration of the Redemption Shares under federal and state securities laws, other than commissions and discounts of agents or dealers and transfer taxes, if any. The Company will acquire Units in LCIF in exchange for any Redemption Shares that the Company may issue to Unit holders pursuant to this Prospectus.

     The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "LXP." To ensure that the Company maintains its qualification as a REIT, ownership by any person of more than 5% of the Common Shares is restricted, with certain exceptions. See "Capital Shares of the Company."

     On June 22, 1998, the last reported sale price of a Common Share on the NYSE was $14.50. The Company's current annualized distribution per Common Share is $1.16.

     SEE "RISK FACTORS" ON PAGES 6 TO 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON SHARES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov.

     The Company's Common Shares are listed on the New York Stock Exchange (the "NYSE") and reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part (together with any amendments thereto, the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings may be inspected and obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The summaries or descriptions of documents in this Prospectus are not necessarily complete. Reference is made to the copies of such documents attached hereto or otherwise filed as a part of the Registration Statement for a full and complete statement of their provisions, and such summaries and descriptions are, in each case, qualified in their entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In December 1997, the Company was reorganized as a Maryland real estate investment trust. See "The Company." References herein to the Company include references to the Company's predecessor corporations. The following documents or information have been filed by the Company with the Commission and are incorporated herein by reference:

          1. The Company's Quarterly Report on Form 10-Q (Commission File No. 1-12386) for the quarter ended March 31, 1998, filed on May 15, 1998.

          2. The Company's Annual Report on Form 10-K (Commission File No. 1-12386) for the year ended December 31, 1997, filed on March 31, 1998.

          3. The Company's Current Report on Form 8-K (Commission File No. 1-12386), filed on January 16, 1998.

          4. The Company's 1998 Proxy Statement on Schedule 14-A (Commission File No. 1-12386), filed on April 22, 1998.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of all securities covered by this Prospectus will be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON TO THE COMPANY AT 355 LEXINGTON AVENUE, NEW YORK, NEW YORK 10017, ATTENTION: T. WILSON EGLIN, PRESIDENT AND CHIEF OPERATING OFFICER, ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS) WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS. TELEPHONE REQUESTS MAY BE DIRECTED TO (212) 692-7260.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including, but not limited to, statements regarding the anticipated development and expansion of the Company's business, anticipated annual rental revenue, acquisitions and distributions, sources of and potential financings, the future operating performance of the Company and other statements contained herein regarding matters that are not historical facts are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results and events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results and events to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth under "Risk Factors" in this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus or otherwise incorporated herein or therein by reference. All references to the "Company" refer to Lexington Corporate Properties Trust, a Maryland real estate investment trust, and those entities owned or controlled, directly or indirectly, by Lexington Corporate Properties Trust.

                                  THE COMPANY

     Lexington Corporate Properties Trust (the "Company") is a self-managed and self-administered real estate investment trust ("REIT") that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this Prospectus, the Company owns controlling interests in 59 properties and minority interests in two additional properties (the "Properties," and each a "Property"). Substantially all of the Company's leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. The Properties are located in 28 states, have approximately 8.8 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $62.9 million in annual net effective rent. The Company's tenants, many of which are nationally recognized, include Bank One Arizona, N.A., Circuit City Stores, Inc., FirstPlus Financial Group, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Lockheed Martin Corporation, Northwest Pipeline Corporation, Ryder Integrated Logistics and Wal-Mart Stores, Inc.

     The Company's senior executive officers average 17 years of experience in the real estate investment and net lease business. Management has diversified the Company's portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. Management believes that such diversification should help insulate the Company from regional recession, industry specific downturns and price fluctuations by property type. Since January 1, 1998, the Company has also enhanced the value of its portfolio by acquiring $91.2 million of properties, aggregating approximately 1.1 million net rentable square feet and accounting for approximately $8.8 million in annual net effective rent. In addition, the Company has entered into agreements to purchase an additional three properties for an aggregate consideration of approximately $64.8 million, all of which are build-to-suit properties currently under construction. As part of management's ongoing efforts, the Company expects to continue to effect portfolio and individual property acquisitions and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness, when advisable.

     The Company, through a predecessor entity, commenced operations in 1993 as a REIT, with two operating partnership subsidiaries. This operating partnership structure enables the Company to acquire property by issuing to a seller, as a form of consideration, interests ("OP Units") in the Company's subsidiary operating partnerships. The OP Units are redeemable, after certain dates, for Common Shares. See "Distributions On OP Units." Management believes that this corporate structure facilitates the Company's ability to raise capital and to acquire portfolio and individual properties by enabling the Company to structure transactions which may defer tax gains for a contributor of property while preserving the Company's available cash for other purposes, including the payment of distributions. The Company has used OP Units as a form of consideration in connection with the acquisition of 18 of its Properties.

     The principal executive offices of the Company are located at 355 Lexington Avenue, New York, New York 10017, and its telephone number is (212) 692-7260.

                                  RISK FACTORS

     An investment in the Redemption Shares involves various risks. For a discussion of factors that should be considered in evaluating such an investment, see "Risk Factors."

                              DISTRIBUTION POLICY

     Distributions are paid to the Company's shareholders on a quarterly basis if, as and when declared by the Board of Trustees. The Company's current annualized distribution per Common Share is $1.16. In order to maintain the Company's status as a REIT, the Company must make annual distributions to its shareholders of at least 95% of its "REIT taxable income," plus 95% of any after-tax net income from foreclosure properties, in each case less any excess non-cash income. See "Federal Income Tax Considerations of Holding Shares in a REIT". Although the Company expects to continue its policy of paying quarterly distributions, there can be no assurance that the current level of distributions will be maintained by the Company.

                                  RISK FACTORS

     Tax Consequences to Unit Holders of Redemption of Units. LCIF's Partnership Agreement provides that the redemption of Units will be treated by the Company, LCIF and the redeeming Unit holder as a sale of the Units by such Unit holder to the Company at the time of redemption. Such sale will be fully taxable to the redeeming Unit holder. See "Redemption of Units -- Tax Treatment of Redemption of Units."

     Risks Involved in Single Tenant Leases. The Company focuses its acquisition activities in net leased real properties or interests therein. Due to the fact that the Company's net leased real properties are leased to single tenants, the financial failure of or other default by a tenant resulting in the termination of a lease is likely to cause a significant reduction in the operating cash flow of the lessor and might decrease the value of the property leased to such tenant. See "The Company -- The Net Lease Real Estate Business."

     Dependence on Major Tenants. Revenues from several of the Company's Properties constitute a significant percentage of the Company's consolidated rental revenues. The default, financial distress or bankruptcy of any of the tenants of such Properties could cause interruptions in the receipt of lease revenues from such tenants and/or result in vacancies in the respective Properties, which would reduce the revenues of the Company until the affected property is relet, and could decrease the ultimate sale value of each such Property. Upon the expiration of the leases that are currently in place with respect to these Properties, the Company may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

     Leverage. The Company has incurred, and may continue to incur, indebtedness (secured and unsecured) in furtherance of its activities. Neither the Declaration of Trust nor any policy statement formally adopted by the Board of Trustees limits either the total amount of indebtedness or the specified percentage of indebtedness (based upon the total market capitalization of the Company) which may be incurred. Accordingly, the Company could become more highly leveraged, resulting in increased risk of default on obligations of the Company and in an increase in debt service requirements which could adversely affect the financial condition and results of operations of the Company and the Company's ability to pay distributions. The Company's currently existing Credit Facility (as defined below) limits the amount of indebtedness the Company may incur to 60% of the Company's total market capitalization.

     Possible Inability to Refinance Balloon Payment on Mortgage Debt. A significant number of the Company's Properties are subject to mortgages with balloon payments. A balloon payment relating to one Property, of approximately $5.6 million, is due in 1999. The Company's secured revolving credit facility with Fleet National Bank (the "Credit Facility") matures in 1999. Also, on May 19, 1995, the Company, through its wholly-owned subsidiary, LXP Funding Corp., completed a $70 million secured debt offering, secured by fifteen of the Company's Properties, by issuing commercial mortgage pass-through certificates, which mature in 2005. See Note 5 of the Company's Consolidated Financial Statements included in the Company's 1997 Annual Report on Form 10-K. The ability of the Company to make such balloon payments will depend upon its ability either to refinance the mortgage related thereto or to sell the related property. The ability of the Company to accomplish such goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, the Company's equity in the mortgaged properties, the financial condition of the Company, the operating history of the mortgaged properties, and tax laws.

     Uncertainties Relating to Lease Renewals and Re-letting of Space. The Company will be subject to the risks that, upon expiration of leases for space located in the Company's Properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If the Company were unable to re-let promptly all or a substantial portion of its commercial units or if the rental rates upon such re-letting were significantly lower than expected rates, the Company's net income and ability to make expected distributions to shareholders would be adversely affected. There can be no assurance that the Company will be able to retain tenants in any of the Company's Properties upon the expiration of their leases.

     Defaults on Cross-Collateralized Properties. Although the Company does not generally cross-collateralize any of its properties, management may determine to do so from time to time. As of the date of this Prospectus, two of the Company's Properties in Florida were cross-collateralized and fifteen of the Company's Properties were the subject of a segregated pool of assets with respect to which commercial mortgage pass-through certificates (as discussed above) were issued. To the extent that any of the Company's Properties are cross-collateralized, any default by the Company under the mortgage relating to one such Property will result in a default under the financing arrangements relating to any other Property which also provides security for such mortgage.

     Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remove such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral, which, in turn, would reduce the Company's revenues and ability to make distributions. A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although the Company's tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect thereto, the Company may be required to satisfy such obligations. In addition, under certain environmental laws, the Company, as the owner of such properties, may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

     From time to time, in connection with the conduct of the Company's business, and prior to the acquisition of any property from a third party or as required by the Company's financing sources, the Company authorizes the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to its Properties. Based upon such environmental reports and management's ongoing review of its Properties, as of the date of this Prospectus, management was not aware of any environmental condition with respect to any of the Company's Properties which management believed would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (i) the discovery of environmental conditions, the existence or severity of which were previously unknown, (ii) changes in law, (iii) the conduct of tenants, or (iv) activities relating to properties in the vicinity of the Properties will not expose the Company to material liability in the future.

     Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which could adversely affect the Company's financial condition or results of operations.

     Risks Relating to Acquisitions. A significant element of the Company's business strategy is the enhancement of its portfolio through acquisitions of additional properties. The consummation of any future acquisition will be subject to satisfactory completion of the Company's extensive valuation analysis and due diligence review and to the negotiation of definitive documentation. There can be no assurance that the Company will be able to identify and acquire additional properties or that it will be able to finance acquisitions in the future. In addition, there can be no assurance that any such acquisition, if consummated, will be profitable for the Company. If the Company is unable to consummate the acquisition of additional properties in the future, there can be no assurance that the Company will be able to increase the cash available for distribution to shareholders.

     Concentration of Ownership by Certain Investors. In three separate closings in 1997, the Company sold 2,000,000 Class A Senior Cumulative Convertible Preferred Shares of Beneficial Interest in the Company (the "Convertible Preferred Shares") to Five Arrows Realty, L.L.C. ("Five Arrows"). The Convertible Preferred Shares are convertible to Common Shares on a one-to-one basis at $12.50 per share. In March 1997, the Company sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes (the "Exchangeable Notes") in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13.00 per share for the Company's Common Shares beginning in the year 2000, subject to adjustment. Significant concentrations of ownership by certain investors may allow such investors to exert a greater influence over the management and affairs of the Company.

     Uninsured Loss. The Company carries comprehensive liability, fire, extended coverage and carries rent loss insurance on most of its Properties, with policy specifications and insured limits customarily carried for similar properties. However, with respect to certain of the Properties where the leases do not provide for abatement of rent under any circumstances, the Company generally does not maintain rent loss insurance. In addition, there are certain types of losses (such as due to wars or acts of God) that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in a Property, as well as the anticipated future revenues from a Property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Property. Any such loss would adversely affect the financial condition of the Company. Management believes that the Properties are adequately insured in accordance with industry standards.

     Adverse Effects of Changes in Market Interest Rates. The trading prices of equity securities issued by REITs have historically been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices, and decreases in interest rates resulting in increases in such trading prices. An increase in market interest rates could therefore adversely affect the trading prices of any equity securities issued by the Company.

     Competition. The real estate industry is highly competitive. The Company's principal competitors include national REITs, many of which are substantially larger and have substantially greater financial resources than the Company.

     Failure to Qualify as a REIT. Management believes that the Company has met the requirements for qualification as a REIT for federal income tax purposes beginning with its taxable year ended December 31, 1993 and intends to continue to meet such requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for which there are only limited judicial or administrative interpretations. No assurance can be given that the Company has qualified or will remain qualified as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the federal income tax consequences of such qualification. If the Company does not qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its income subject to tax at the regular corporate rates. The Company also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to the Company's shareholders would be significantly reduced for each year in which the Company does not qualify as a REIT. Although the Company currently intends to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

                         DESCRIPTION OF CAPITAL SHARES

     The description of the Company's Capital Shares set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Declaration of Trust and By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information" and "Incorporation of Certain Documents by Reference."

AUTHORIZED CAPITAL

     The Company has an aggregate of 40,000,000 authorized Common Shares, 40,000,000 Excess Shares and 10,000,000 undesignated Preferred Shares (2,000,000 of which have been designated Class A Senior Cumulative Convertible Preferred Shares) available for issuance under its Declaration of Trust. Such shares (other than reserved shares) may be issued from time to time by the Company in the discretion of the Board of Trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated Preferred Shares may be issued in one or more additional classes with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as shall be fixed by the Board of Trustees. Also, the Board of Trustees is authorized to classify and reclassify any unissued capital shares by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such capital shares. Such authority includes, without limitation, subject to the provisions of the Declaration of Trust, authority to classify or reclassify any unissued capital shares into a class or classes of preferred shares, preferences shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of such class. In certain circumstances, the issuance of Preferred Shares, or the exercise by the Board of Trustees of such rights to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for the Common Shares or seeking to change incumbent management.

     As of the date of this Prospectus, the Company has also filed with the Commission a Registration Statement (Registration No. 333-49351) pursuant to which it may offer, from time to time, in one or more series (i) Common Shares,
(ii) Preferred Shares and (iii) debt securities (the "Debt Securities"), which may be senior or subordinated debt securities, with an aggregate public offering price of up to $250,000,000. The Common Shares, Preferred Shares and Debt Securities may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be determined from time to time.

DESCRIPTION OF COMMON SHARES

     Under the Declaration of Trust, the Company has authority to issue 40,000,000 Common Shares, par value $.0001 per share. Under the Maryland General Corporation Law (the "MGCL"), shareholders generally are not responsible for a corporation's debts or obligations.

     As of the date of this Prospectus, the Company had outstanding 16,652,077 Common Shares and had reserved for possible issuance upon redemption of Units of partnership interest in its operating partnerships an additional 4,949,848 Common Shares. All of the Common Shares and any Common Shares issued upon redemption of Units are tradable without restriction under the Securities Act (unless such shares are held by affiliates of the Company), either pursuant to the Registration Statement of which this Prospectus is a part, pursuant to registration rights granted by the Company or otherwise. See "Registration Rights."

     No prediction can be made as to the effect, if any, that future sales of Common Shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Shares (including shares issued upon the redemption of Units or the exercise of options), or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

DESCRIPTION OF PREFERRED SHARES

     Under the Declaration of Trust, the Company has authority to issue 10,000,000 Preferred Shares, 2,000,000 of which, designated as Class A Senior Cumulative Convertible Preferred Shares (the "Convertible Preferred Shares"), are outstanding as of the date of this Prospectus, as described below. Preferred Shares may be issued from time to time, in one or more series, as authorized by the Board of Trustees of the Company. Prior to the issuance of shares of each series, the Board of Trustees is required by the MGCL and the Declaration of Trust to fix for each series, subject to the provisions of the Declaration of Trust regarding excess shares, $.0001 par value per share ("Excess Shares"), the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by MGCL. The Convertible Preferred Shares are, and any other class of Preferred Shares will, if issued, be fully paid and nonassessable and the Convertible Preferred Shares are not, and any other class of Preferred Shares will not, if issued, be subject to preemptive rights. The Board of Trustees could authorize the issuance of Preferred Shares with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Shares might believe to be in their best interests or in which holders of some, or a majority, of the Common Shares might receive a premium for their shares over the then market price of such Common Shares.

TERMS OF CLASS A SENIOR CUMULATIVE CONVERTIBLE PREFERRED SHARES

     In December 1996, the Company entered into an agreement with Five Arrow Realty Securities L.L.C. ("Five Arrows") providing for the sale of up to 2,000,000 Convertible Preferred Shares. In three separate closings in 1997, the Company sold all 2,000,000 Convertible Preferred Shares for an aggregate price of $25 million. The Convertible Preferred Shares, which are convertible into Common Shares on a one-for-one basis at $12.50 per share, subject to adjustment, are entitled to quarterly distributions equal to the greater of $.295 per share or the product of 1.05 and the per share quarterly distribution on Common Shares. The Convertible Preferred Shares may be redeemed by the Company after five years at a 6% premium over the liquidation preference of $12.50 per share (plus accrued and unpaid dividends), with such premium declining to zero on or after December 31, 2011. Each Convertible Preferred Share is entitled to one vote and holders are entitled to vote on all matters submitted to a vote of holders of outstanding Common Shares. In connection with such sale, the Company has entered into certain related agreements with Five Arrows, providing, among other things, for certain demand and piggyback registration rights with respect to such shares and the right to designate a member or members of the Board of Trustees of the Company. Five Arrows' designee, John D. McGurk, is currently serving as a member of the Board of Trustees of the Company.

TERMS OF EXCHANGEABLE NOTES

     In March 1997, the Company sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes (the "Exchangeable Notes") in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13.00 per share for the Company's Common Shares beginning in the year 2000, subject to adjustment.

TRANSFER AGENT

     The transfer agent and registrar for the Common Shares is ChaseMellon Shareholder Services LLC.

                              DESCRIPTION OF UNITS

     The material terms of the Units, including a summary of certain provisions of LCIF's Partnership Agreement (the "Partnership Agreement"), are set forth below. The following description of the terms and provisions of the Units and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement. For a comparison of the voting and other rights of holders of Units and the Company's shareholders, see "Redemption of Units -- Comparison of Ownership of Units and Common Shares."

GENERAL

     The Company is the sole stockholder of Lex GP-1, Inc., a Delaware corporation which is the general partner of the Operating Partnership. As of the date of this Prospectus, the Company is also the sole stockholder of Lex LP-1, Inc. ("Lex LP-1"), a Delaware corporation which holds a 71.35% limited partnership interest in the Operating Partnership. The Company indirectly holds Units in the Operating Partnership through these entities.

     Holders of Units hold limited partner interests in the Operating Partnership, and all holders of Units are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. Each Unit may not receive distributions in the same amount as paid on each Common Share.

     Holders of Units have the rights to which limited partners are entitled under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act (the "Act"). The Units have not been registered pursuant to the federal or state securities laws and are not listed on any exchange or quoted on any national market system.

PURPOSES, BUSINESS AND MANAGEMENT

     The purpose of the Operating Partnership includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Act, except that the Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to continue to be classified as a REIT under Sections 856 through 860 of the Code, unless the Company ceases to qualify as a REIT for reasons other than the conduct of the business of the Operating Partnership. Subject to the foregoing limitation, the Operating Partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

     The Company, as sole stockholder of the general partner of the Operating Partnership, has the exclusive power and authority to conduct the business of the Operating Partnership subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of the Operating Partnership by virtue of being a holder of Units.

ABILITY TO ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

     The general partner may acquire assets directly and engage in activities outside of the Operating Partnership, including activities in direct or indirect competition with the Operating Partnership. Other persons (including officers, directors, employees, agents and other affiliates of the Company) are not prohibited under the Partnership Agreement from engaging in other business activities and will not be required to present any business opportunities to the Operating Partnership.

DISTRIBUTIONS; ALLOCATIONS OF INCOME AND LOSS

     The Partnership Agreement provides for the distribution of Operating Cash Flow, as determined in the manner provided in the Partnership Agreement, to the Company and certain limited partners in proportion to their percentage interests in the Operating Partnership. "Operating Cash Flow" means, for any period, operating revenue from leases on real property investments, partnership distributions with respect to partnerships in which the Operating Partnership has interests and interest on uninvested funds and other cash investment returns, less operating expenses, capital expenditures and regularly scheduled principal and interest payments (exclusive of balloon payments due at maturity) on outstanding mortgage and other indebtedness. Neither the Company nor the limited partners are entitled to any preferential or disproportionate distributions of Operating Cash Flow and in no event may a partner receive a distribution of Operating Cash Flow with respect to a Unit if such partner is entitled to receive a distribution of Operating Cash Flow with respect to a Common Share for which such Unit has been redeemed or exchanged. The Partnership Agreement generally provides for the allocation to the general partner and the limited partners of items of Operating Partnership income and loss in accordance with their representative percentage interests in the Operating Partnership.

BORROWING BY THE PARTNERSHIP

     Without the consent of holders of a majority of Units held by limited partners admitted to the Operating Partnership upon the acquisition of their interests in Properties in exchange for Units in consideration therefore (the "Special Limited Partners"), the general partner is not authorized to cause the Operating Partnership to borrow money and to issue and guarantee debt.

REIMBURSEMENT OF COMPANY; TRANSACTIONS WITH THE GENERAL PARTNER AND ITS
AFFILIATES

     Neither Lex GP-1 nor the Company receives any compensation for Lex GP-1's services as general partner of the Operating Partnership. Lex GP-1 and Lex LP-1, however, as partners in the Operating Partnership, have the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership will reimburse Lex GP-1 and the Company for all expenses incurred by them related to the operation of, or for the benefit of, the Operating Partnership. In the event that certain expenses are incurred for the benefit of the Operating Partnership and other entities (including the Company), such expenses are allocated by the Company, as sole stockholder of the general partner of the Operating Partnership, to the Operating Partnership and such other entities in a manner as the Company, as sole stockholder of the general partner of the Operating Partnership, in its sole and absolute discretion deems fair and reasonable. The Operating Partnership will reimburse the Company for all expenses incurred by it relating to any other offering of additional Units or capital stock (in such case based on the percentage of the net proceeds therefrom contributed to or otherwise made available to the Operating Partnership). The Operating Partnership also will reimburse the Company for all expenses it incurs in connection with the Registration Statement of which this Prospectus is a part. The Company has guaranteed the obligations of the Operating Partnership in connection with the redemption of the Units pursuant to this Prospectus.

     Except as expressly permitted by the Partnership Agreement, the Company and its affiliates may not engage in any transactions with the Operating Partnership except on terms that are fair and reasonable and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third party.

LIABILITY OF GENERAL PARTNER AND LIMITED PARTNERS

     Lex GP-1, as the general partner of the Operating Partnership, is ultimately liable for all general recourse obligations of the Operating Partnership to the extent not paid by the Operating Partnership. Lex GP-1 is not liable for the nonrecourse obligations of the Operating Partnership.

     The limited partners of the Operating Partnership are not required to make additional contributions to the Operating Partnership. Assuming that a limited partner does not take part in the control of the business of the Operating Partnership and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the limited partner for obligations of the Operating Partnership under the Partnership Agreement and the Act is limited, subject to certain limited exceptions, generally to the loss of the limited partner's investment in the Operating Partnership represented by his or her Units. The Operating Partnership will operate in a manner the general partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

     The Partnership Agreement generally provides that Lex GP-1, as general partner of the Operating Partnership (and the Company as the sole stockholder of the general partner of the Operating Partnership) will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Company carried out its duties in good faith. In addition, Lex GP-1 and the Company are not responsible for any misconduct or negligence on the part of their agents, provided Lex GP-1 and the Company appointed such agents in good faith. Lex GP-1 and the Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that Lex GP-1 and the Company reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     The Partnership Agreement also provides for indemnification of Lex GP-1 and the Company, the directors and officers of Lex GP-1 and the Company, and such other persons as Lex GP-1 and the Company may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the proceeding unless it is established that: (1) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified person actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

SALES OF ASSETS

     Under the Partnership Agreement, Lex GP-1 generally has the exclusive authority to determine whether, when and on what terms the assets of the Operating Partnership will be sold. The Operating Partnership, however, is prohibited under the Partnership Agreement and certain contractual agreements from selling certain assets, except in certain limited circumstances. Lex GP-1 may not consent to a sale of all or substantially all of the assets of the Operating Partnership and a merger of the Operating Partnership with another entity requires the consent of holders of a majority of the outstanding Units held by the Special Limited Partners.

REMOVAL OF THE GENERAL PARTNER; TRANSFER; TRANSFER OF THE GENERAL PARTNER'S INTEREST

     The Partnership Agreement provides that the limited partners may not remove Lex GP-1 as general partner of the Operating Partnership. Lex GP-1 may not transfer any of its interests as the general partner of the Operating Partnership and the Company may not transfer any of its indirect interests as a limited partner in the Operating Partnership except to each other or Lex LP-1 except in connection with a merger or sale of all or substantially all of its assets. The Company also may not sell all or substantially all of its assets, or enter into a merger, unless the sale or merger includes the sale of all or substantially all of the assets of, or the merger of, the Operating Partnership with partners of the Operating Partnership receiving substantially the same consideration as holders of Common Shares.

RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

     Unit holders now may transfer, subject to certain limitations, the economic rights associated with their Units without the consent of the general partner, thereby eliminating the ability of the general partner to block, except in very limited circumstances, such assignments. However, a transferee will not be admitted to the Operating Partnership as a substituted limited partner without the consent of the general partner. In addition, Unit holders may dispose of their Units by exercising their rights to have their Units redeemed for Common Shares. See "Redemption of Units."

REDEMPTION OF UNITS

     Subject to certain limitations and on certain specified dates, Unit holders may require that the Operating Partnership redeem their Units, by providing the Operating Partnership with a notice of redemption. The redeeming Unit holder will receive Common Shares in accordance with the terms set forth in the Partnership Agreement. See "Redemption of Units."

ISSUANCE OF ADDITIONAL LIMITED PARTNERSHIP INTERESTS

     Lex GP-1 is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause the Operating Partnership to issue additional Units to itself, to the limited partners or to other persons for such consideration and on such terms and conditions as Lex GP-1 deems appropriate. In addition, Lex GP-1 may cause the Operating Partnership to issue additional partnership interests in different series or classes, which may be senior to the Units. Subject to certain exceptions, no additional Units may be issued to the Company, Lex GP-1 or Lex LP-1.

MEETINGS; VOTING

     The Partnership Agreement provides that limited partners shall not take part in the operation, management or control of the Operating Partnership's business. The Partnership Agreement does not provide for annual meetings of the limited partners, and the Operating Partnership does not anticipate calling such meetings.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

     The Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and the Special Limited Partners representing a majority of Units held by such Special Limited Partners. Notwithstanding the foregoing, Lex GP-1 has the power, without the consent of the limited partners, to amend the Partnership Agreement in certain limited circumstances.

DISSOLUTION, WINDING UP AND TERMINATION

     The Operating Partnership will continue until December 31, 2093, unless sooner dissolved and terminated. The Operating Partnership will be dissolved prior to the expiration of its term, and its affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of Lex GP-1 as general partner without the permitted transfer of the Company's interest to a successor general partner (except in certain limited circumstances); (2) the sale of all or substantially all of the Operating Partnership's assets and properties; (3) the entry of a decree of judicial dissolution of the Operating Partnership pursuant to the provisions of the Act or the entry of a final order for relief in a bankruptcy proceeding of the general partner; or (4) the entry of a final judgment ruling that the general partner is bankrupt or insolvent. Upon dissolution, Lex GP-1, as general partner, or any liquidator will proceed to liquidate the assets of the Operating Partnership and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

                              REGISTRATION RIGHTS

     The Company has filed the Registration Statement of which this Prospectus is a part pursuant to its obligations in conjunction with certain agreements entered into in connection with the acquisition of certain properties. Under these agreements, executed in conjunction with the parties listed therein, the Company is obligated to use its reasonable efforts to keep the Registration Statement continuously effective for a period expiring on the date on which all of the Common Shares covered by these agreements have been sold pursuant to the Registration Statement or Rule 144(k) of the Securities Act. Any shares that have been sold pursuant to such agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of those agreements.

     The Company has no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby and the Registration Statement shall not be available for use for an underwritten public offering of such shares.

     Pursuant to these agreements, the Company agreed to pay all expenses of effecting the registration of the Redemption Shares (other than underwriting discounts and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the Registration Statement.

                              REDEMPTION OF UNITS

GENERAL

     Each Unit holder may, subject to certain limitations, require that the Operating Partnership redeem his or her Units, by delivering a notice to the Operating Partnership. The Company has provided a guaranty of the Operating Partnership's obligations. Upon redemption, such Unit holder will receive one Common Share (subject to certain anti-dilution adjustments) in exchange for each Unit held by such holder.

     The Operating Partnership and the Company will satisfy any redemption right exercised by a Unit holder through the Company's issuance of the Redemption Shares pursuant to this Prospectus, whereupon the Company will acquire the Units being redeemed and will become the owner of the Units. Such an acquisition of Units by the Company will be treated as a sale of the Units by the redeeming Unit holders to the Company for federal income tax purposes. See "-- Tax Treatment of Redemption of Units" below. Upon redemption, such Unit holder's right to receive distributions from the Operating Partnership with respect to the Units redeemed will cease. The Unit holder will have rights to dividend distributions as a shareholder of the Company from the time of its acquisition of the Redemption Shares.

     A Unit holder must notify Lex GP-1 and the Company of his or her desire to require the Operating Partnership to redeem Units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from the Company. A Unit holder must request the redemption of all Units held by such holder. No redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Declaration of Trust designed to protect the Company's qualification as a REIT.

TAX TREATMENT OF REDEMPTION OF UNITS

     The following discussion summarizes certain federal income tax considerations that may be relevant to a limited partner who exercises his right to redeem a Unit.

     The Partnership Agreement provides that the redemption of Units will be treated by the Company, the Operating Partnership and the redeeming Unit holder as a sale of the Units by such Unit holder to the Company at the time of the redemption. Such sale will be fully taxable to the redeeming Unit holder.

     The determination of gain or loss from the sale or other disposition will be based on the difference between the Unit holder's amount realized for tax purposes and his tax basis in such Unit. The amount realized will be measured by the fair market value of property received (e.g., Redemption Shares) plus the portion of the Operating Partnership's liabilities allocable to the Unit sold. In general, a Unit holder's tax basis is based on the cost of the Unit, adjusted for the holder's allocable share of Operating Partnership income, loss and distributions, and can be determined by reference to the Operating Partnership's Schedule K-1's. To the extent that the amount realized exceeds the Unit holder's basis for the Unit disposed of, such Unit holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the Redemption Shares received upon such disposition. EACH UNIT HOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF ITS UNITS.

     Generally, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unit holder's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

     Pursuant to the Taxpayer Relief Act of 1997 (the "1997 Act") and as described more fully below in "Federal Income Tax Considerations -- 1997 Act," for individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange occurring after July 28, 1997 of a long-term capital asset

(i.e., a capital asset held for more than 18 months) has been reduced from 28% to 20%, and the maximum rate for mid-term capital assets (i.e., capital assets held for more than one year but not more than 18 months) remains at 28%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the prior depreciation deductions for "unrecaptured Section 1250 gain" (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules).

     The 1997 Act provides the IRS with the authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as the Operating Partnership. The IRS has not yet issued such regulations, and if it does not issue such regulations in the future, the rate of tax that would apply to the disposition of a Unit by an individual, trust or estate would be determined based upon the period of time over which such individual, trust or estate held such Unit, (i.e., whether the Unit is a long-term capital asset, a mid-term capital asset, or a short-term capital asset). No assurances can be provided that the IRS will not issue regulations that would provide that the rate of tax that would apply to the disposition of a Unit by an individual, trust or estate would be determined based upon the nature of the assets of the Operating Partnership and the periods of time over which the Operating Partnership held such assets. Moreover, no assurances can be provided that such regulations would not be applied retroactively. If such regulations were to apply to the disposition of a Unit, any gain on such disposition likely would be treated partly as gain from the sale of a long-term capital asset, partly as gain from the sale of a mid-term capital asset, partly as gain from the sale of a short-term capital asset and partly as gain from the sale of depreciable real property.

     There is a risk that a redemption by the Operating Partnership of Units issued in exchange for a contribution of property to the Operating Partnership may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. EACH UNIT HOLDER IS ADVISED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF UNITS COULD BE SUBJECT TO THE DISGUISED SALE REGULATIONS.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON SHARES

     The information below highlights a number of the significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of Units and Common Shares, respectively. These comparisons are intended to assist Unit holders of the Operating Partnership in understanding how their investment will be changed if their Units are redeemed for Common Shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and Unit holders should carefully review the balance of this Prospectus and the Registration Statement of which this Prospectus is a part for additional important information about the Company.

              THE OPERATING PARTNERSHIP                                     THE COMPANY

                                   FORM OF ORGANIZATION AND ASSETS OWNED

The Operating Partnership is organized as a Delaware   The Company is a Maryland statutory real estate
limited partnership. The Operating Partnership owns    investment trust. The Company believes that it has
interests (directly through subsidiaries) in           operated so as to qualify as a REIT under the Code,
Properties. See "The Company."                         commencing with its taxable year ended December 31,
                                                       1993, and intends to continue to so operate. The
                                                       Company's interest in the Operating Partnership gives
                                                       the Company an indirect investment in the properties
                                                       owned by the Operating Partnership. In addition, the
                                                       Company owns (either directly or through interests in
                                                       subsidiaries other than the Operating Partnership)
                                                       interests in other Properties.

                                            LENGTH OF INVESTMENT

The Operating Partnership has a stated termination     The Company has a perpetual term and intends to
date of December 31, 2093.                             continue its operations for an indefinite time
                                                       period.

                                     PURPOSE AND PERMITTED INVESTMENTS

The Operating Partnership's purpose is to conduct any  Under its Declaration of Trust, the Company may
business that may be lawfully conducted by a limited   engage in any lawful activity permitted by the
partnership organized pursuant to the Act, provided    General Corporation Law of the State of Maryland. The
that such business is to be conducted in a manner      Company is now permitted by the Partnership Agreement
that permits the Company to be qualified as a REIT     to engage in activities not related to the business
unless the Company ceases to qualify as REIT. The      of the Operating Partnership, including activities in
Operating Partnership may not take, or refrain from    direct or indirect competition with the Operating
taking, any action which, in the judgment of the       Partnership, and may own assets other than its
general partner (which is wholly-owned by the          interest in the Operating Partnership and such other
Company) (i) could adversely affect the ability of     assets necessary to carry out its responsibilities
the Company to continue to qualify as a REIT, (ii)     under the Partnership Agreement and its Declaration
could subject the general partner to any additional    of Trust. In addition, the Company has no obligation
taxes under Section 857 or Section 4981 of the Code,   to present opportunities to the Operating Partnership
or any other Section of the Code, or (iii) could       and the Unit holders have no rights by virtue of the
violate any law or regulation of any governmental      Partnership Agreement in any outside business
body (unless such action, or inaction, is              ventures of the Company.
specifically consented to by the general partner).

                                             ADDITIONAL EQUITY

The Operating Partnership is authorized to issue       The Board of Trustees may issue, in its discretion,
Units and other partnership interests (including       additional equity securities consisting of Common
partnership interests of different series or classes   Stock or Preferred Stock; provided, that the total
that may be senior to Units) as determined by the      number of shares issued does not exceed the
general partner, in its sole discretion.               authorized number of shares of capital stock set
                                                       forth in the Company's Declaration of Trust. The
                                                       proceeds of equity capital raised by the Company are
                                                       not required to be contributed to the Operating
                                                       Partnership.

                                             BORROWING POLICIES

The Operating Partnership has no restrictions on       The Company is not restricted under its governing
borrowings, and the general partner has full power     instrument from incurring borrowings. The Company is
and authority to borrow money on behalf of the         not required to incur its indebtedness through the
Operating Partnership.                                 Operating Partnership.

                                       OTHER INVESTMENT RESTRICTIONS

Other than restrictions precluding investments by the  Neither the Company's Declaration of Trust nor its
Operating Partnership that would adversely affect the  By-laws impose any restrictions upon the types of qualification of the Company as a REIT, there are not  investments made by the Company.
restrictions upon the Operating Partnership's
authority to enter into certain transactions,
including among others, making investments, lending
Operating Partnership funds, or reinvesting the
Operating Partnership's cash flow and net sale or
refinancing proceeds.

                                             MANAGEMENT CONTROL

All management powers over the business and affairs    The Board of Trustees has exclusive control over the
of the Operating Partnership are vested in the         Company's business and affairs subject only to the
general partner of the Operating Partnership, and no   restrictions in the Declaration of Trust and the
limited partner of the Operating Partnership has any   By-laws. The Board of Trustees consists of seven
right to participate in or exercise control or         trustees, which number may be increased or decreased
management power over the business and affairs of the  by vote of at least a majority of the entire Board of
Operating Partnership except (1) the general partner   Trustees pursuant to the By-laws of the Trust, but
of the Operating Partnership may not dispose of all    may never be fewer than the minimum permitted by the
or substantially all of the Operating Partnership's    General Corporation Law of the State of Maryland. At
assets without the consent of the holders of           each annual meeting of the shareholders, the
two-thirds of the outstanding Units, and (2) there     successors of the class of trustees whose terms
are certain limitations on the ability of the general  expire at that meeting will be elected. The policies
partner of the Operating Partnership to cause or       adopted by the Board of Trustees may be altered or
permit the Operating Partnership to dissolve. See      eliminated without a vote of the shareholders.
"-- Vote Required to Dissolve the Operating            Accordingly, except for their vote in the elections
Partnership or the Company" below. The general         of trustees, shareholders have no control over the
partner may not be removed by the limited partners of  ordinary business policies of the Company.
the Operating Partnership with or without cause.

                                              FIDUCIARY DUTIES

Under Delaware law, the general partner of the         Under Maryland law, the trustees must perform their
Operating Partnership is accountable to the Operating  duties in good faith, in a manner that they
Partnership as a fiduciary and, consequently, is       reasonably believe to be in the best interests of the
required to exercise good faith and integrity in all   Company and with the care of an ordinarily prudent
of its dealings with respect to partnership affairs.   person in a like position. Trustees of the Company
However, under the Partnership Agreement, the general  who act in such a manner generally will not be liable
partner is under no obligation to take into account    to the Company for monetary damages arising from
the tax consequences to any partner of any action      their activities.
taken by it, and the general partner is not liable
for monetary damages for losses sustained or
liabilities incurred by partners as a result of
errors of judgment or of any act or omission,
provided that the general partner has acted in good
faith.

                                  MANAGEMENT LIABILITY AND INDEMNIFICATION

As a matter of Delaware law, the general partner has   The Company's Declaration of Trust provides that the
liability for the payment of the obligations and       liability of the Company's trustees and officers to
debts of the Operating Partnership unless limitations  the Company and its shareholders for money damages is
upon such liability are stated in the document or      limited to the fullest extent permitted under
instrument evidencing the obligation. Under the        Maryland law. The Declaration of Trust and state law
Partnership Agreement, the Operating Partnership has   provide indemnification to trustees and officers to
agreed to indemnify the general partner and any        the same extent that such trustees and officers,
director or officer of the general partner from and    whether serving the Company, or, at its request, any
against all losses, claims, damages, liabilities       other entity, to the full extent permitted under
(joint or several) expenses (including legal fees and  Maryland law.
expenses), judgments, fines, settlements and other
amounts incurred in connection with any actions
relating to the operations of the Operating
Partnership in which the general partner or such
director or officer is involved, unless: (1) the act
was in bad faith and was material to the action; (2)
such party received an improper personal benefit; or
(3) in the case of any criminal proceeding, such
party had reasonable cause to believe the act was
unlawful. The reasonable expenses incurred by an
indemnitee may be reimbursed by the Operating
Partnership in advance of the final disposition of
the proceeding upon receipt by the Operating
Partnership of an affirmation by such indemnitee of
his, her or its good faith belief that the standard
of conduct necessary for indemnification has been met
and an undertaking by such indemnitee to repay the
amount if it is determined that such standard was not
met.

                                          ANTI-TAKEOVER PROVISIONS

Except in limited circumstances (see "Voting Rights"   The Declaration of Trust and By-laws of the Company
below), the general partner of the Operating           contain a number of provisions that may have the
Partnership has exclusive management power over the    effect of delaying or discouraging an unsolicited
business and affairs of the Operating Partnership.     proposal for the acquisition of the Company or the
The general partner may not be removed by the limited  removal of incumbent management. These provisions partners with or without cause. Under the Partnership  include, among others: (1) authorized capital shares
Agreement, a limited partner may transfer his or her   that may be issued as Preferred Shares in the
interest as a limited partner (subject to certain      discretion of the Board of Trustees, with superior
limited exceptions set forth in the Partnership        voting rights to the Common Shares; (2) a requirement
Agreement), without obtaining the approval of the      that trustees may be removed only for cause and only
general partner except that the general partner may,   by a vote of holders of at least 80% of the
in its sole discretion, prevent the admission to the   outstanding Common Shares; and (3) provisions
Operating Partnership of substituted limited           designed to avoid concentration of share ownership in
partners.                                              a manner that would jeopardize the Company's status
                                                       as a REIT under the Code.

                                               VOTING RIGHTS

All decisions relating to the operation and            The Company is managed and controlled by a Board of
management of the Operating Partnership are made by    Trustees presently consisting of seven members. Each
the general partner. See "Description of Units." As    trustee is to be elected by the shareholders at
of the date of this Prospectus, the Company held,      annual meetings of the Company. Maryland law requires
through various subsidiaries, approximately 71.35% of  that certain major corporate transactions, including
the outstanding limited partner units in LCIF. As      most amendments to the Declaration of Trust, may not
Units are redeemed by partners, the Company's          be consummated without the approval of shareholders
percentage ownership of LCIF will increase.            as set forth below. All Common Shares have one vote,
                                                       and the Declaration of Trust permits the Board of
                                                       Trustees to classify and issue Preferred Shares in
                                                       one or more series having voting power which may
                                                       differ from that of the Common Shares. See
                                                       "Description of Capital Shares."

     The following is a comparison of the voting rights of the limited partners of the Operating Partnership
and
the shareholders of the Company as they relate to certain major transactions:

A.  AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF TRUST.

The Partnership Agreement may be amended with the      Amendments to the Company's Declaration of Trust must
consent of Lex GP-1, Lex LP-1 and the Special Limited  be approved by the Board of Trustees and generally by
Partners representing a majority of Units held by      at least two-thirds of the votes entitled to be cast
such Special Limited Partners. Certain amendments      at a meeting of shareholders.
that affect the fundamental rights of a limited
partner must be approved by each affected limited
partner. In addition, the general partner may,
without the consent of the limited partners, amend
the Partnership Agreement as to certain ministerial
matters.

B.  VOTE REQUIRED TO DISSOLVE THE OPERATING PARTNERSHIP OR THE COMPANY.

The Operating Partnership may be dissolved upon the    Under Maryland law, the Board of Trustees must obtain
occurrence of certain events, none of which require    approval of holders of at least two-thirds of the
the consent of the limited partners.                   outstanding Common Shares in order to dissolve the
                                                       Company.

C.  VOTE REQUIRED TO SELL ASSETS OR MERGE.

Under the Partnership Agreement, the sale, exchange,   Under Maryland law, the sale of all or substantially
transfer or other disposition of all or substantially  all of the assets of the Company or merger or all of the Operating Partnership's assets or a merger  consolidation of the Company requires the approval of
or consolidation of the Operating Partnership          the Board of Trustees and holders of two-thirds of
requires the consent of holders of a majority of the   the outstanding Common Shares. No approval of the
outstanding Units held by the Special Limited          shareholders is required for the sale of less than
Partners. The general partner of the Operating         all or substantially all of the Company's assets.
Partnership has the exclusive authority the sell
individual assets of the Operating Partnership.

                                    COMPENSATION, FEES AND DISTRIBUTIONS

The general partner does not receive any compensation  The non-employee trustees and officers of the Company
for its services as general partner of the Operating   receive compensation for their services.
Partnership. As a partner in the Operating
Partnership, however, the general partner has the
same right to allocations and distributions as other
partners of the Operating Partnership. In addition,
the Operating Partnership will reimburse the general
partner (and the Company) for all expenses incurred
relating to the ongoing operation of the Operating
Partnership and any other offering of additional
partnership interests in the Operating Partnership.

                                           LIABILITY OF INVESTORS

Under the Partnership Agreement and applicable state   Under Maryland law, shareholders are not personally
law, the liability of the limited partners for the     liable for the debts or obligations of the Company.
Operating Partnership's debts and obligations is
generally limited to the amount of their investment
in the Operating Partnership.

                                            NATURE OF INVESTMENT

The Units constitute equity interests entitling each   Common Shares constitute equity interests in the
limited partner to his pro rata share of cash          Company. The Company is entitled to receive its pro
distributions made to the limited partners of the      rata share of distributions made by the Operating
Operating Partnership. The Operating Partnership       Partnership with respect to the Units, and the
generally intends to retain and reinvest proceeds of   distributions made by the other direct subsidiaries
the sale of property or excess refinancing proceeds    of the Company. Each shareholder will be entitled to
in its business.                                       his pro rata share of any dividends or distributions
                                                       paid with respect to the Common Shares. The dividends
                                                       payable to the shareholders are not fixed in amount
                                                       and are only paid if, when and as declared by the
                                                       Board of Trustees. In order to continue to qualify as
                                                       a REIT, the Company generally must distribute at
                                                       least 95% of its net taxable income (excluding
                                                       capital gains), and any taxable income (including
                                                       capital gains) not distributed will be subject to
                                                       corporate income tax.

                                        POTENTIAL DILUTION OF RIGHTS

The general partner of the Operating Partnership is    The Board of Trustees may issue, in its discretion,
authorized, in its sole discretion and without         additional shares, and has the authority to issue
limited partner approval, to cause the Operating       from authorized capital a variety of other equity
Partnership to issue additional limited partnership    securities of the Company with such powers,
interests and other equity securities for any          preferences and rights as the Board of Trustees may
partnership purpose at any time to the limited         designate at the time. The issuance of additional
partners or to other persons (including the general    shares of either Common Shares or other similar
partner on terms established by the general partner).  equity securities may result in the dilution of the interests of the shareholders.

                                                 LIQUIDITY

Limited partners may generally transfer their Units    The Redemption Shares will be freely transferable as
without the general partner's consent, except that     registered securities under the Securities Act. The
the general partner may, in its sole discretion,       Common Shares are listed on the NYSE. The breadth and
prevent the admission to the Operating Partnership of  strength of this secondary market will depend, among
substituted limited partners. Each limited partner     other things, upon the number of shares outstanding,
has the right to tender his or her Units for           the Company's financial results and prospects, the
redemption by the Operating Partnership. See           general interest in the Company's and other real
"General" above.                                       estate investments, and the Company's dividend yield
                                                       compared to that of other debt and equity securities.

                                           FEDERAL INCOME TAXATION

The Operating Partnership is not subject to federal     The Company has elected to be taxed as a REIT. So long
income taxes. Instead, each holder of Units includes    as it qualifies as a REIT, the Company will be
its allocable share of the Operating Partnership's      permitted to deduct distributions paid to its
taxable income or loss in determining its individual    shareholders, which effectively will reduce the
federal income tax liability. The maximum federal       "double taxation" that typically results when a
income tax rate for individuals under current law is    corporation earns income and distributes that income
39.6%.                                                  to its shareholders in the form of dividends. A
                                                        qualified REIT, however, is subject to federal income
A Unit holder's share of income and loss generated by   tax on income that is not distributed and also may be
the Operating Partnership generally is subject to the   subject to federal income and excise taxes in certain
"passive activity" limitations. Under the "passive      circumstances. The maximum federal income tax rate for
activity" rules, income and loss from the Operating     corporations under current law is 35%.
Partnership that is considered "passive income"
generally can be offset against income and loss from    Dividends paid by the Company will be treated as
other investments that constitute "passive              "portfolio" income and cannot be offset with losses
activities." Cash distributions from the Operating      from "passive activities." The maximum federal income
Partnership are not taxable to a holder of a Unit       tax rate for individuals under current law is 39.6%.
except to the extent such distributions exceed such     Distributions made by the Company to its taxable
holder's basis in its interest in the Operating         domestic shareholders out of current or accumulated
Partnership (which will include such holder's           earnings and profits will be taken into account by
allocable share of the Operating Partnership's taxable  them as ordinary income. Distributions that are
income and nonrecourse debt).                           designated as capital gain dividends generally will be
                                                        taxed as long-term capital gain, subject to certain
Each year, holders of Units will receive a Schedule     limitations. Distributions in excess of current or
K-1 containing detailed tax information for inclusion   accumulated earnings and profits will be treated as a
in preparing their federal income tax returns.          non-taxable return of basis to the extent of a
                                                        shareholder's adjusted basis in its Common Shares,
Holders of Units are required, in some cases, to file   with the excess taxed as capital gain.
state income tax returns and/or pay state income taxes
in the states in which the Operating Partnership owns   Each year, shareholders will receive an Internal
property, even if they are not residents of those       Revenue Service Form 1099 used by corporations to
states.                                                 report dividends paid to their shareholders.
                                                        Shareholders who are individuals generally will not be
                                                        required to file state income tax returns and/or pay
                                                        state income taxes outside of their state of residence
                                                        with respect to the Company's operations and
                                                        distributions. The Company may be required to pay
                                                        state income taxes in certain states.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of the Redemption Shares.

                           DISTRIBUTIONS ON OP UNITS

     The Company's operating partnership structure enables the Company to acquire property by issuing to a seller, as a form of consideration, OP Units. All OP Units issued as of this date are redeemable at certain times into Common Shares on a one-for-one basis and certain of such OP Units require the Company to pay distributions to the holders thereof (although certain OP Units currently outstanding do not require current distributions). As a result, the Company's cash available for distribution to holders of Common Shares and Convertible Preferred Shares is reduced by the amount of the distributions required by the terms of such OP Units, and the number of Common Shares that will be outstanding in the future is expected to increase, from time to time, as such OP Units and Convertible Preferred Shares are redeemed for or converted into Common Shares. The general partner of the Operating Partnership has the right to redeem the OP Units held by all, but not less than all, of the OP Unit holders under certain circumstances, including but not limited to a merger, sale of assets or other transaction by the Company or such partnerships which would result in a change of beneficial ownership in the Company or such partnership by 50% or more.

     As of the date of this Prospectus, the Company has issued a total of 4,949,848 OP Units (including the Units) of which, in addition to the Units, 169,109 have become redeemable for Common Shares. The average annualized distribution per OP Unit is $1.05. Of the total OP Units, 919,633 OP Units are owned by affiliates of the Company including two members of the Company's Board of Trustees.

                                  THE COMPANY

     The Company is a self-managed and self-administered REIT that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this Prospectus, the Company owns controlling interests in 59 properties and minority interests in two additional properties (the "Properties," and each a "Property"). Substantially all of the Company's leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. The Properties are located in 28 states, have approximately 8.8 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $62.9 million in annual net effective rent. The Company's portfolio is currently 98% occupied. The Company's tenants, many of which are nationally recognized, include Bank One, Arizona, N.A., Circuit City Stores, Inc., FirstPlus Financial Group, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Lockheed Martin Corporation, Northwest Pipeline Corporation, Ryder Integrated Logistics and Wal-Mart Stores, Inc. Management believes that owning, acquiring and managing net leased properties results in lower operating expenses for the Company than the Company otherwise would incur through investments in properties which were not net leased.

     The Company's senior executive officers average 17 years of experience in the real estate investment and net lease business. Management has diversified the Company's portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. Management believes that such diversification should help insulate the Company from regional recession, industry specific downturns and price fluctuations by property type. Since January 1, 1998, the Company has also enhanced the value of its portfolio by acquiring $91.2 million of properties, aggregating approximately 1.1 million net rentable square feet and accounting for approximately $8.8 million in annual net effective rent. In addition, the Company has entered into agreements to purchase an additional three properties for an aggregate consideration of approximately $64.8 million, all of which are build-to-suit properties currently under construction. As part of management's ongoing efforts, the Company expects to continue to effect portfolio and individual property acquisitions and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable.

THE NET LEASE REAL ESTATE BUSINESS

     Under a typical net lease, the tenant is responsible for all costs of real estate taxes, insurance and ordinary maintenance. Investments in net leased properties can offer more predictable returns than investments in properties which are not net leased, as rising costs of operating net leased properties are typically absorbed by tenants. Investors in net leased properties have, historically, included limited partnerships, REITs, pension funds and finance subsidiaries of large corporations.

     Net leased properties are often acquired in sale/leaseback transactions. In a typical sale/leaseback transaction, the purchaser/landlord (such as the Company) acquires a property from an operating company and simultaneously leases the property back to the operating company under a long-term lease. A sale/leaseback transaction is structured to provide the purchaser/landlord with a consistent stream of income which typically increases periodically pursuant to the lease. Sale/leaseback transactions are advantageous to the seller/tenant as they (i) enable the seller/tenant to realize the value of its owned real estate while continuing occupancy on a long-term basis; (ii) may provide the seller/tenant with off-balance sheet financing; (iii) may provide the seller/tenant with increased earnings by replacing generally higher depreciation and mortgage interest costs with rental costs; and (iv) may reduce the seller's/tenant's debt-to-equity ratio.

INTERNAL GROWTH; EFFECTIVELY MANAGING ASSETS

     Leasing Strategies. The Company seeks to extend its leases in advance of their expiration in order to maintain a balanced lease rollover schedule.

     Revenue Enhancing Property Expansions. The Company undertakes expansions of its Properties based on tenant requirements. The Company believes that selective property expansions can provide it with attractive rates of return and actively seeks such opportunities.

     Opportunistic Property Sales. The Company may determine to sell a Property, either to the Property's existing tenant or to a third party, if it deems such disposition to be in the Company's best interest. Since 1993, the Company has sold two properties. The restrictions applicable to REITs may limit the Company's ability to dispose of a property. See "Federal Income Tax Considerations of Holding Shares in a REIT -- Taxation of the Company -- Income Tests."

     Tenant Relations. The Company maintains close contact with its tenants in order to understand their future real estate needs. The Company monitors the financial, property maintenance and other lease obligations of its tenants through a variety of means, including periodic reviews of financial statements and physical inspections of the Properties. The Company performs annual inspections of those Properties where it has an ongoing obligation with respect to the maintenance of the Property and for all Properties during each of the last three years immediately prior to lease expiration. Biannual physical inspections are undertaken for all other Properties.

ACQUISITION STRATEGIES

     The Company seeks to enhance its net lease property portfolio through acquisitions of general purpose, efficient, well-located buildings in growing markets. Management has diversified the Company's portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. Management believes that such diversification should help insulate the Company from regional recession, industry specific downturns and price fluctuations by property type. Prior to effecting any acquisitions, management analyzes the (i) property's design, construction quality, efficiency, functionality and location with respect to the immediate submarket, city and region; (ii) lease integrity with respect to term, rental rate increases, corporate guarantees and property maintenance provisions; (iii) present and anticipated conditions in the local real estate market; and (iv) prospects for selling or re-leasing the property on favorable terms in the event of a vacancy. Management also evaluates each potential tenant's financial strength, growth prospects, competitive position within its respective industry and a property's strategic location and function within a tenant's operations or distribution systems. Management believes that its comprehensive underwriting process is critical to the assessment of long-term profitability of any investment by the Company.

     Operating Partnership Structure. The operating partnership structure enables the Company to acquire property by issuing to a seller, as a form of consideration, OP Units. Management believes that this structure facilitates the Company's ability to raise capital and to acquire portfolio and individual properties by enabling the Company to structure transactions which may defer tax gains for a contributor of property while preserving the Company's available cash for other purposes, including the payment of distributions. The Company has used OP Units as a form of consideration in connection with the acquisition of 18 of its Properties.

     Acquisitions of Portfolio and Individual Net Lease Properties. The Company seeks to acquire portfolio and individual properties that are leased to creditworthy tenants under long-term net leases. Management believes there is significantly less competition for the acquisition of property portfolios containing a number of net leased properties located in more than one geographic region than there is for single properties. Management also believes that the Company's geographical diversification, acquisition experience and access to capital will allow it to compete effectively for the acquisition of such net leased properties. In December 1997, the Company acquired the CRIT Properties portfolio totaling 560,486 net rentable square feet in Tennessee, Alabama and Virginia.

     Sale/Leaseback Transactions. The Company seeks to acquire portfolio and individual net lease properties in sale/leaseback transactions. The Company selectively pursues sale/leaseback transactions with creditworthy sellers/tenants with respect to properties that are integral to the sellers'/tenants' ongoing operations. See "-- The Net Lease Real Estate Business."

     Build-to-suit Properties. The Company may also acquire, after construction has been completed, build-to-suit properties that are entirely pre-leased to their intended corporate users before construction. As a result, the Company does not assume the risk associated with the construction phase of a project. The Company has entered into agreements to acquire three build-to-suit properties.

     Acquisitions from Affiliated Net Lease Partnerships. Management believes that net lease partnerships affiliated with the Company provide it with an opportunity to acquire properties with which management is already familiar. The Company has acquired ten Properties and minority interests in two additional properties from its affiliated limited partnerships. On January 29, 1998, the Company completed the acquisition of partnership interests in two limited partnerships, both of which were affiliates of E. Robert Roskind, Chairman of the Board of Trustees of the Company, in exchange for the Company's operating partnership units. The assets of the partnership acquired included approximately $24 million in cash. The units are redeemable for an equal number of Common Shares and are entitled to receive distributions at the same rate as the Common Shares.

REIT QUALIFICATION REQUIREMENTS

     The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ended December 31, 1993 and such election has not been revoked or terminated. The Company believes that it has been organized and has operated in a manner so as to qualify as a REIT for each of its taxable years ending prior to the date hereof and the Company's current and proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT.

REORGANIZATION OF THE COMPANY AS A MARYLAND REAL ESTATE INVESTMENT TRUST

     In December 1997, the Company reorganized as a Maryland business trust, resulting in franchise tax savings for the Company in certain jurisdictions in which the Company owns properties. The reorganization was effected by merging the Company's predecessor, a Maryland corporation, with and into the Company. In the merger, each outstanding share of Common Stock and convertible preferred stock of the Company's predecessor was converted into one Common Share or Preferred Share, as the case may be, of the Company. Each Common or Preferred Share entitles the holder thereof to the same voting rights to which such shareholder was entitled prior to the merger.

                                   MANAGEMENT

     The trustees and senior executive officers of the Company are as follows:

NAME                                        AGE                      OFFICE
----                                        ---                      ------
E. Robert Roskind.........................  52     Chairman of the Board of Trustees and Co-
                                                     Chief Executive Officer(1)
Richard J. Rouse..........................  51     Vice Chairman of the Board of Trustees and
                                                     Co-Chief Executive Officer
T. Wilson Eglin...........................  33     President, Chief Operating Officer and
                                                   Trustee
Patrick Carroll...........................  34     Chief Financial Officer
Antonia G. Trigiani.......................  36     Chief Administrative Officer and Treasurer
Stephen C. Hagen..........................  54     Senior Vice President
Paul R. Wood..............................  37     Vice President, Chief Accounting Officer
                                                   and Secretary
Janet M. Kaz..............................  34     Vice President
Philip L. Kianka..........................  41     Vice President
Carl D. Glickman..........................  71     Trustee(1)(2)
Kevin W. Lynch............................  44     Trustee(2)(3)
John D. McGurk............................  53     Trustee(1)(2)(3)
Seth M. Zachary...........................  44     Trustee(2)(3)

---------------
(1) Member, Executive Committee of the Board of Trustees

(2) Member, Audit Committee of the Board of Trustees.

(3) Member, Compensation Committee of the Board of Trustees.

     E. ROBERT ROSKIND has served as the Chairman of the Board of Trustees and Co-Chief Executive Officer of the Company since October 1993. He founded The LCP Group, L.P. ("LCP") in 1973 and has been its Chairman since 1976. Prior to founding LCP, Mr. Roskind headed the real estate net lease financing area of Lehman Brothers Inc. He is also a general partner for a variety of entities which serve as the general partner of various partnerships that hold net leased real properties and other real estate or interests therein. Mr. Roskind is a director of Berkshire Realty Company, Inc., Krupp Government Income Trust I and Krupp Government Income Trust II.

     RICHARD J. ROUSE became the Vice Chairman of the Board of Trustees in April 1996, has served as the Co-Chief Executive Officer and a trustee of the Company since October 1993, and was the President of the Company from October 1993 until April 1996. Mr. Rouse was also a managing director of LCP. He had been associated with LCP since 1979 and had been engaged there in all aspects of net lease finance, acquisition and syndication and corporate financing transactions.

     T. WILSON EGLIN became the President of the Company in April 1996, has served as Chief Operating Officer of the Company since October 1993, has been a trustee of the Company since May 1994, and was the Executive Vice President of the Company from October 1993 until April 1996. Prior to his association with the Company, Mr. Eglin had been associated with LCP since 1987 and had been its Vice President -- Acquisitions from 1990 to 1993. In connection with his responsibilities with LCP, Mr. Eglin was an officer of affiliated companies that own and manage over 400 net leased real properties and was involved in all aspects of real estate acquisition and finance, principally in net leased transactions.

     PATRICK CARROLL became the Chief Financial Officer of the Company in May 1998. From 1993 to May 1998, Mr. Carroll was a Senior Manager in the real estate unit of Coopers & Lybrand L.L.P., servicing both publicly and privately-held real estate entities.

     ANTONIA G. TRIGIANI has been the Chief Administrative Officer and Treasurer of the Company since May 1998 and had served as the Chief Financial Officer and Treasurer of the Company since October 1993. She had been associated with LCP from 1989 until April 1996, serving as its Vice President -- Asset

Management from 1990 until April 1996. Prior to joining LCP, Ms. Trigiani was associated with HRE Properties, a REIT listed on the New York Stock Exchange, and Merrill Lynch, Hubbard Inc., a real estate division of Merrill Lynch & Co., Inc.

     STEPHEN C. HAGEN has served as Senior Vice President of the Company since October 1996. From 1992 to 1994, Mr. Hagen was a principal of Pharus Realty Investments, a money manager in real estate stocks, and served as Chief Operating Officer of HRE Properties, a NYSE-listed REIT, from 1989 to 1992.

     PAUL R. WOOD has served as Vice President, Chief Accounting Officer and Secretary of the Company since October 1993. He had been associated with LCP from 1988 to 1993 and from 1990 to 1993 had been responsible for all accounting activities relating to the net leased properties managed by LCP and its affiliates. Prior to joining LCP, Mr. Wood was, from 1987 to 1988, associated with E.F. Hutton & Company Inc. as a senior accountant.

     JANET M. KAZ has served as Vice President of the Company since May 1995, and prior thereto served as Asset Manager of the Company since October 1993. Prior to her association with the Company, Ms. Kaz had been a member of LCP's property acquisition team from 1986 to 1990 and a member of LCP's asset management team from 1991 to 1993. Ms. Kaz was involved in all aspects of real estate acquisition, finance and management, principally in net leased transactions.

     PHILIP L. KIANKA joined the Company in 1997 as Vice President of Asset Management. Prior to joining Lexington, from 1985 through 1997, Mr. Kianka served as a Vice President and Senior Asset Manager at Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co., Inc. Mr. Kianka was involved with real estate acquisitions, development and asset management for a national portfolio of diversified properties.

     CARL D. GLICKMAN has served as a trustee and a member of the Audit Committee of the Board of Trustees of the Company since May 1994 and as a member of the Compensation Committee of the Board of Trustees until May 1998. He has been President of the Glickman Organization since 1953. He is on the Board of Directors of Alliance Tire & Rubber Co., Ltd., Bear, Stearns Companies, Inc. (an affiliate of Bear, Stearns & Co. Inc.), Continental Health Affiliates, Inc., Franklin Corporation, Infu-Tech, Inc., Jerusalem Economic Corporation Ltd. and OfficeMax Inc., as well as numerous private companies.

     KEVIN W. LYNCH has served as a trustee of the Company since May 1996 and is a founder and principal of The Townsend Group, an institutional real estate consulting firm founded in 1983. Prior to forming The Townsend Group, Mr. Lynch was a Vice President for Stonehenge Capital Corporation. Mr. Lynch has been involved in the commercial real estate industry since 1974, and is a director of First Industrial Realty Trust.

     JOHN D. MCGURK became a member of the Board in January 1997 as the designee of Five Arrows to the Board of Trustees. He is the founder and President of Rothschild Realty, Inc., the advisor to Five Arrows Realty Securities L.L.C. ("Five Arrows"). Prior to starting Rothschild Realty, Inc. in 1981, Mr. McGurk served as a Regional Vice President for The Prudential Insurance Company of America where he oversaw its New York City real estate loan portfolio, equity holdings, joint ventures and projects under development. Mr. McGurk is a member of the Urban Land Institute, Pension Real Estate Association, Real Estate Board of New York and the National Real Estate Association, and is the President of the Trustee Committee of the Caedmon School.

     SETH M. ZACHARY has served as a trustee and a member of the Audit Committee and Compensation Committee of the Board of Trustees of the Company since November 1993. Since 1987, he has been a partner in the law firm of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     During 1998, the Company extended loans to each of Richard J. Rouse, Vice Chairman of the Board of Trustees, Co-Executive Chief Officer and a Trustee, and
T. Wilson Eglin, President, Chief Operating Officer and a Trustee, each in the amount of $998,875.00, to fund the purchase by each of these individuals of 65,500 Common Shares. These loans bear interest at a rate of 7.6% per annum, are secured by the Common Shares purchased by each of such individuals and are scheduled to mature in 2003.

         FEDERAL INCOME TAX CONSIDERATIONS OF HOLDING SHARES IN A REIT

GENERAL

     The following discussion summarizes the material federal income tax considerations to a prospective holder of Common Shares. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable for all security holders in the Company. It does not discuss all of the aspects of federal income taxation that may be relevant to a prospective security holder in light of his or her particular circumstances or to certain types of security holders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

     The information in this section is based on the Code (including the provisions of the 1997 Act, several of which are described herein), current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. The Company has not received any rulings from the IRS concerning the tax treatment of the Company. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

     EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for its taxable year ended December 31, 1993. The Company believes that it was organized, and has operated, in such a manner so as to qualify for taxation as a REIT under the Code and intends to conduct its operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that the Company has operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the actual results of the Company's operations for any one taxable year have satisfied or will continue to satisfy such requirements.

     The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: first, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of the acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Internal Revenue Service regulations that have not yet been promulgated).

     Requirements for Qualification. A REIT is a corporation, trust or association (i) which is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company expects to meet the ownership test immediately after the transaction contemplated herein. The Company may redeem, at its option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, the Company's Declaration of Trust includes restrictions regarding the transfer of its stock that are intended to assist the Company in continuing to satisfy requirements (v) and (vi). Moreover, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to holders of its capital stock requesting information regarding the actual ownership of its capital stock, and the Company does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (vi) above, the Company will be treated as having met the requirement. See "Description of Common Shares" and "Description of Preferred Shares."

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and assets (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of gross income of the partnerships in which the Company owns an interest are treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy certain gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities. For its tax years ending on or before December 31, 1997, the Company was subject to a third gross income test which required that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property (subject to a de minimis exception applicable to the Company's tax years commencing on and after January 1, 1998 as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property ("Permissible Services").

     For the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that the Company provides services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by the Company with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that the Company will be deemed to have received for performing "impermissible services" will be the greater of the actual amounts so received or 150% of the direct cost to the Company of providing those services.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, it disclosed the nature and amounts of its items of gross income in a schedule attached to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. A 100% penalty tax would be imposed on the amount by which the Company failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income. No analogous relief is available for failure to satisfy the 30% income test.

     Subject to certain safe harbor exceptions, any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

     Asset Tests. The Company must also satisfy three tests relating to the nature of its assets every quarter. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest or held by "qualified REIT subsidiaries" (as defined in the Code) of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering of the Company, cash, cash items and government securities). Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company expects that substantially all of its assets will consist of (i) real properties, (ii) stock or debt investments that earn qualified temporary investment income, (iii) other qualified real estate assets, and (iv) cash, cash items and government securities. The Company may also invest in securities of other entities, provided that such investments will not prevent the Company from satisfying the asset and income tests for REIT qualification set forth above.

     If the Company inadvertently fails one or more of the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status, provided that (i) it satisfied all of the asset tests at the close of a preceding calendar quarter, and (ii) the discrepancy between the values of the Company's assets and the standards imposed by the asset test either did not exist immediately after the acquisition of any particular acquisition or was not wholly partly caused by such an acquisition. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Annual Distribution Requirement. With respect to each taxable year, the Company must distribute to its shareholders dividends (other than capital gain dividends) in an amount at least equal to the sum of (a) 95% of its "REIT Taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (b) 95% of any after-tax net income from foreclosure property, minus the sum of certain items of "excess non-cash income." REIT Taxable Income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received. "Excess non-cash income" is the amount, if any, by which the sum of certain items of non-cash income exceeds 5% of REIT Taxable Income for the taxable year (determined without regard to the deduction for dividends paid and by excluding any net capital gain). With respect to the Company's taxable years commencing prior to January 1, 1998, these items of non-cash income for which relief from the distribution requirement is provided are (i) the excess of amounts includible in gross income due to the operation of Section 467 of the Code (relating to deferred rental agreements) over the amounts that would have been includible without regard to such provision, (ii) income from certain like-kind exchanges not eligible for tax-free treatment, and (iii) the amounts includible on gross income with respect to the amount that original issue discount on purchase money debt obligations (but not other kinds of original issue discount or market discount) exceed the amount of money and fair market value of other property received during the taxable year under such instruments. With respect to the Company's tax years commencing on and after January 1, 1998, "excess non-cash income" described in clause (iii) above applies equally to REITs that use the accrual method of accounting for United States federal income tax purposes.

     The Company will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. With respect to its taxable years beginning on and after January 1, 1998, the Company may elect to retain rather than distribute, net long-term capital gain, and be subject to regular United States federal income tax thereon. For the consequences of such an election to the REIT's shareholders, see "Taxation of Taxable Shareholders." In addition, a nondeductible 4% excise tax is imposed on the excess of (i) 85% of the Company's ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (ii) the actual distribution to shareholders during the year (if any). Net operating losses generated by the Company may be carried forward but not carried back and used by the Company for 15 years (or 20 years in the case of net operating losses generated in the Company's tax years commencing on or after January 1, 1998) to reduce REIT Taxable Income and the amount that the Company will be required to distribute in order to remain qualified as a REIT. Net capital losses of the Company may be carried forward for five years (but not carried back) and used to reduce capital gains.

     In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT Taxable Income. However, the Company may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT Taxable Income, if the dividend is (i) declared before the regular or extended due date of the Company's tax return for such year and (ii) paid not later than the date of the first regular dividend payment made after the declaration (but in no case later than 12 months after the end of the year). For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by the Company in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such month of such year will be deemed to have been paid by the Company (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by the Company in January of the following calendar year. For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of its items of income, gain or deduction by the IRS, the Company may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in the Company's deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

     The Company believes that it has distributed and intends to continue to distribute to its shareholders an amount at least equal to 95% of the sum of (i) its REIT Taxable Income (determined without regard to the deduction for dividends paid and by excluding any net capital gains) and (ii) any after-tax net income from foreclosure properties less any "excess non-cash income," as those amounts are determined in good faith by the Company or its independent accountants. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as capital improvements or principal payments on debt) may cause the Company to recognize taxable income in excess of its net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the 95% requirement, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowings.

     Failure to Qualify. If the Company fails to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, it would be subject to federal income tax (including applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

     If the Company's failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, the Company would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event the Company were to fail to qualify as a REIT in one year and subsequently requalify in a later year, the Company might be required to recognize taxable income based on the net appreciation in value of its assets as a condition to requalification. In the alternative, the Company may be taxed on the net appreciation in value of its assets if it sells properties within ten years of the date the Company requalifies as a REIT under federal income tax laws.

TAXATION OF TAXABLE SHAREHOLDERS

     As used herein, the term "U.S. shareholder" means a holder of Common or Preferred Shares who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     As long as the Company qualifies as a REIT, distributions made to the Company's U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deductions as to such amounts. For purposes of computing the Company's earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the Common Shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Shares and second to the Common Shares. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any Preferred Shares.

     Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income pursuant to Section 291 of the Code. As described below, the Taxpayer Relief Act of 1997 (the "1997 Act") changed significantly the taxation of capital gains by taxpayers who are individuals, estates, or a trust. With respect to amounts designated as capital gain distributions, the IRS has released Notice 97-64 describing temporary regulations that will be issued to permit REITs to further designate such capital gain dividends as (i) a 20% rate gain distribution, (ii) an unrecaptured Section 1250 gain distribution (taxed at a rate of 25%), or
(iii) a 28% rate gain distribution. Capital gain distributions that are not specifically designated will be characterized as a 28% rate gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares not be composed disproportionately of dividends of a particular type.

     Distributions in excess of current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. The Company will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

     Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from the Company will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation (including all individuals) and generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 63(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

     In general, dividends paid by the Company will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

     In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares. With respect to dispositions occurring after July 28, 1997, in the case of a domestic shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year but not more than 18 months and long-term capital gain or loss subject to a 20% tax rate if such shares have been held for more than 18 months. In the case of a taxable U.S. shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distribution from the Company required to be treated by such shareholder as long-term capital gain.

     Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, the Company may elect to require the holders of shares to include the Company's undistributed net long-term capital gains in their income. If the Company makes such an election, the holders of shares will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately. As described below in "-- 1997 Act," with respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or a trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

BACKUP WITHHOLDING

     The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "-- Taxation of Non-U.S. Shareholders" below. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than (i) citizens or residents of the United States, (ii) corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source) and Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

     The Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules.

TAXATION OF NON-U.S. SHAREHOLDERS

     The following discussion is only a summary of the rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts (collectively, "Non-U.S. Shareholders"). Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below.

     For withholding tax purposes, the Company currently is required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the final regulations (discussed above), generally effective for distributions on or after January 1, 2000, the Company would be required to withhold at the 30% rate on distributions it reasonably estimates to be in excess of the Company's current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief. The Company is required by applicable regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Although the law is not entirely clear on the matter, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares would be treated with respect to Non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. See "Taxation of Shareholders -- Taxation of Taxable Shareholders." Under that approach, Non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during specified testing period less than 50% in value of the share was held directly or indirectly by foreign persons. It is anticipated that the Company will be a "domestically controlled REIT." Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such gain is attributable to an office or fixed place of business in the United States or such nonresident alien individual has a "tax home" in the United States and such gain is not attributable to an office or fixed place of business located outside the United States or, if such gain is attributable to an office or fixed place of business located outside the United States, it is not subject to foreign income tax equal to at least 10% of such gain. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares in the Company with debt, a portion of its income from the Company, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

     In addition, a pension trust that owns more than 10% of the Company is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's capital shares collectively own more than 50% of the value of the Company's capital shares.

     While an investment in the Company by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such an investment will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by all deductions attributable to the UBTI plus $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. None of the Company, the Board of Trustees, or any of their Affiliates expects to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the Common Shares. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year to which it relates.

1997 ACT

     As described above, the 1997 Act contains certain changes to the REIT qualification requirements and to the taxation of REITs. The 1997 Act also contains certain changes to the taxation of capital gains of individuals, trusts and estates.

     Capital Gain Rates. Subject to certain exceptions, for individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange occurring after July 28, 1997 of a capital asset held for more than 18 months has been reduced from 28% to 20%. The maximum rate has been reduced to 18% for capital assets acquired after December 31, 2000 and held for more than five years. The maximum rate for capital assets held for more than one year but not more than 18 months remains at 28%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the prior deductions for "unrecaptured Section 1250 gain" (i.e., depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Capital gain from the sale of depreciable real property held for more than 18 months allocated by the Company to a non-corporate shareholder will be subject to the 25% rate to the extent that the capital gain on the real property sold by the Company does not exceed prior depreciation deductions with respect to such property. The 1997 Act provides the IRS with authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as the Company. The taxation of capital gains of corporations was not changed by the 1997 Act.

     REIT Provisions. In addition to the provisions discussed above, the 1997 Act contains a number of technical provisions that either (i) reduce the risk that the Company will inadvertently cease to qualify as a REIT, or (ii) provide additional flexibility with which the Company can meet the REIT qualification requirements. These provisions are effective for the Company's taxable years commencing on or after January 1, 1998.

TAXATION OF REINVESTED DIVIDENDS

     Those holders of Common Shares who elect to participate in the Dividend Reinvestment Plan will be deemed to have received the gross amount of dividends distributed on their behalf by the Plan Agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by the Company and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

OTHER TAX CONSIDERATIONS

     Entity Classification. A significant number of the Company's investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of the

Company's assets and items of gross income would change and might preclude the Company from qualifying as a REIT.

     Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability, and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for federal income tax purposes, unless it specifically elects otherwise. The Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997 so long as
(1) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.

     The Company believes that each partnership in which it holds an interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

     Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under 704(c) of the Code and the regulations thereunder tend to eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to the Company as a result of such sale.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the possible issuance by the Company of the Redemption Shares if, and to the extent that, holders of Units tender such Units for redemption. The Company has registered the Redemption Shares for sale to provide the holders thereof with freely tradable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

     The Company will not receive any proceeds from the issuance of the Redemption Shares to holders of Units upon receiving a notice of redemption (but it will acquire from such holders the Units tendered for redemption). The Unit holders and any agents or dealers that participate in the distribution of Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Redemption Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

     The Company may from time to time issue up to 1,829,300 Redemption Shares upon the acquisition of the Units tendered for redemption. The Company will acquire from each exchanging Limited Partner a Unit in exchange for each Redemption Share that the Company issues in connection with these acquisitions. Consequently, with each redemption, the Company's interest in the Operating Partnership will increase.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated into this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants (incorporated by reference) and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters, including the validity of the securities described herein and certain tax matters, will be passed upon for the Company by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022. Seth
M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving as a member of the Board of Trustees of the Company.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE REDEMPTION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE REDEMPTION SHARES OFFERED BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Information Regarding Forward-Looking
  Statements..........................    3
Prospectus Summary....................    4
Risk Factors..........................    6
Description of Capital Shares.........    9
Description of Units..................   10
Registration Rights...................   14
Redemption of Units...................   15
Use of Proceeds.......................   24
Distributions On OP Units.............   24
The Company...........................   25
Management............................   28
Certain Relationships and Related
  Transactions........................   29
Federal Income Tax Considerations of
  Holding Shares in a REIT............   30
Plan of Distribution..................   40
Experts...............................   41
Legal Matters.........................   41

======================================================
======================================================

                                1,829,300 SHARES
                              LEXINGTON CORPORATE
                                PROPERTIES TRUST
                                 COMMON SHARES
                              --------------------

                                   PROSPECTUS
                              --------------------
                                 JUNE 23, 1998

======================================================